FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 2 September 2004

Additional responsibilities for CFO, Michael Ullmer

National Australia Bank Chief Executive Officer, John Stewart, today announced that the Group’s Risk Management division will report to the Chief Financial Officer, Michael Ullmer.

“This move brings the two pillars of finance and risk together under common leadership and will ensure a strong control framework across the Group,” Mr Stewart said.

The new reporting arrangements for Mr Ullmer will be finalised over the coming weeks.

For further information:

Samantha Evans	Callum Davidson
Corporate Relations Manager	Head of Group Investor Relations

03 8641 4982 work	03 8641 4964 work
0404 883 509 mobile	0411 117 984 mobile

Or visit www.nabgroup.com

GJ Kraehe

Chairman

500 Bourke Street

Melbourne

Victoria 3000

Australia

Dear Shareholder

When I was appointed Chairman earlier this year I wrote to you and outlined plans to accelerate Board renewal, implement various requirements of the Australian Prudential Regulation Authority (APRA) and lead a program of cultural change. I would like to provide you with an update on each of these initiatives.

Board Renewal

I am pleased to advise you that we have now completed the process of Board renewal.

On 13 August 2004, I announced the appointment of four new non-executive Directors:

Robert Elstone - the Managing Director of SFE Corporation, the holding company for the Sydney Futures Exchange and related entities. Robert’s academic background is in financial and monetary economics. He has extensive experience in the oversight of derivatives trading and risk management, and has worked with public policy and regulators in the Australian financial sector.

Danny Gilbert - the founder and managing partner of Gilbert + Tobin, which he built from start to be one of Australia’s most successful law firms. Danny has had extensive involvement with social justice issues through his work with community legal centres and indigenous issues.

Paul Rizzo – he has broad financial management experience and skills together with an extensive background in all aspects of banking. This includes senior roles at the Commonwealth Bank of Australia from 1991 to 1993 including Chief General Manager, Retail Banking, Chief General Manager, Group Credit Policy and Chief General Manager and Adviser to the Managing Director. He also spent 24 years with ANZ Bank.

Jillian Segal – she has a distinguished career as a lawyer and regulator, most recently as Deputy Chairman and Commissioner of the Australian Securities & Investments Commission. During her term at ASIC, Jillian was instrumental in policy formulation and its practical implications in financial markets. Jillian is also a Director of the Australian Stock Exchange. She will stand down from her current position as Chairman of the Australian Banking & Financial Services Ombudsman.

Earlier this year we also announced the appointment of two new non-executive Directors, Michael Chaney and Malcolm Williamson. Michael Chaney will commence as a non-executive Director in December and will become Chairman in September 2005 after he ends his current commitments as Chief Executive of Wesfarmers Limited.  Malcolm Williamson, who joined the National as a UK-based non-executive Director in May 2004, comes from a successful career as the former President and Chief Executive of Visa International and Group Chief Executive of Standard Chartered Bank.

In addition, on 11 August 2004 I announced the appointment of two new Executive Directors who will form part of the new Executive Committee being established by Group Chief Executive Officer, John Stewart, to lead the new National:

Ahmed Fahour will become Chief Executive Officer Australia. He was previously the CEO of Citigroup, Australia and New Zealand, where his responsibilities included corporate and investment banking, consumer banking and investment management and the operations of Salomon Smith Barney.

Michael Ullmer will become Group Chief Financial Officer. He has extensive industry experience in banking and his previous roles have included responsibility at Commonwealth Bank of Australia for finance, risk management, institutional, business and retail markets. He is also a former partner of KPMG and Coopers & Lybrand.

We believe that individually and collectively these appointments achieve our objective of significantly enhancing the Board’s financial and risk management expertise. The Board now has an excellent balance of skills and experience, expertise in a broad range of industries, as well as a greater spread of backgrounds, cultures and geographic locations.

A summary of each Director’s background and credentials is on the National’s web-site. A transcript of a recent Open Briefing about Board and management appointments is also available at www.nabgroup.com.

APRA Requirements

We have tightened controls around our market trading activity, appointed a new Head of Market Risk, increased the number of people in our risk functions, redefined the roles, responsibilities and procedures in operations and risk areas and implemented a new market risk limits policy for trading activity.

We have improved the way the Board and management interact and work with APRA.  We are also making good progress in addressing the individual APRA remedial actions.  Our near term goal is to receive permission from APRA to re-open the foreign currency options trading desk.

Cultural Change

The Board has been working with the management team to develop a new set of corporate principles that will determine the way the National operates in the future.

The five principles are:

•                  we will be open and honest,

•                  we take ownership and hold ourselves accountable for all our actions,

•                  we expect teamwork and collaboration across our organisation for the benefit of all stakeholders,

•                  we treat everyone with fairness and respect, and

•                  we value speed, simplicity and efficient execution of our promises.

The communication of the new corporate principles to all employees has commenced.  We will know we are living the principles when they are clearly reflected in our business decisions, when we have created the company we all wish to work for, and when our employees, customers, shareholders and the communities we deal with ‘speak for’ our company and recommend us to others. We will not have room for people who do not live these principles.

We have also developed a new reward strategy and performance management process that is completely aligned to our principles and will form the basis of the way we will measure and reward our people going forward.  We will provide further information to shareholders on this and other cultural change initiatives in the annual report and at the Annual General Meeting (AGM).

Annual General Meeting

I would also like to make you aware of a change in the timing of the Annual General Meeting. Our AGM for the 2004 year will now be held in Melbourne on 31 January 2005.

The change has been made in response to shareholder feedback that having the AGM the week preceding Christmas is difficult for some shareholders. It also takes into account an increase in regulatory and reporting requirements which rules out the option of holding the AGM any earlier in December.

The final year dividend payment will still be made on 8 December 2004 and the Notice of Meeting and the Annual Reports will be sent prior to Christmas.

Despite the set-backs we have encountered this year, including the recent earnings downgrade, I believe that the initiatives outlined to you in this letter will re-assure you that your Board is addressing the issues necessary to create a new National, to restore our reputation and to return to sustainable growth in shareholder returns.

Yours sincerely

Graham Kraehe

Chairman

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date: 2 September 2004	Title:	Associate Company Secretary